M. Richard Cutler, Esq	Corporate Securities Law

Admitted in California & Texas

August 28, 2017

Securities and Exchange Commission

100 F. St., NE

Washington, DC 20549-4561

Attn:     Mara L. Ranson, Assistant Director, Office of Consumer Products

Jennifer Lopez, Staff Attorney

Lisa M. Kohl, Legal Branch Chief

Re:	Streamnet, Inc.

Post Qualification Amendment No. 3 to Offering Statement on Form 1-A

Filed August 1, 2017

File No. 024-10590

Gentlemen and Ladies:

Please be advised that we represent Streamnet, Inc. Inc. (the “Company”) with respect to the above-referenced filings. We are in receipt of your letter dated August 22, 2017 with respect to the Company. This letter responds to the comment contained in your letter.

Your comments as well as our response are set forth below:

General

1.	We note that your website, www.streamnet.tv, includes information related to your Post-Qualification Amendment No. 2 to the Offering Statement on Form 1-A. The details of this offer on your website differ slightly from the terms included in Amendment No. 2, such as the maximum and minimum shares offered, and the total maximum proceeds. Please explain these discrepancies and confirm, if true, that no sales have been made.

RESPONSE: The Company had errors in its numbers and had mathematics slightly off on the website compared to the Amendment No. 2 filed. The website has been updated accordingly to correct these errors. No sales have been made from the offering.

2.	We note discrepancies throughout your offering circular on pages 8, 25 and 30 with regards to the amount and percentage of shares currently held and expected to be held after the offering by your existing shareholders. Please revise to clarify and ensure consistency throughout the filing.

RESPONSE: The Company has corrected these errors to be consistent with the shares held. Please see pages 10, 17, 28 and 34 of the Offering Statement.

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714

Item 4. Dilution, page 13

3.	Please include a comparison of the public contribution under the proposed public offering and the average effective cash cost contribution of your officers, directors, promoters and affiliated persons for shares acquired by them in transactions during the past year. Refer to Item 4 of Form 1-A.

RESPONSE: The Company has revised the disclosure in dilution to provide this disclosure. Please see pages 15-16 of the amended Offering Statement.

Item 9. Management’s Discussion and Analysis..., page 27

4.	Please expand your discussion to describe why general and administrative expenses increased for the year and a statement indicating whether, in your opinion, the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement your plan of operations. Refer to Item 9 of Form 1-A.

RESPONSE: The Company has provided additional disclosure relative to general and administrative expenses. See page 30 of the amended Offering Statement. The Company has advised as to funding required for the next six months. Please see page 30 of the amended Offering Statement.

Item 10. Directors, Executive Officers, and Significant Employees

Directors and Executive Officers, page 27.

5.	Please revise to clarify which executive officers listed in this section also serve as directors of your company. In this regard, please also ensure the signature section of your offering circular appearing on page 36 contains the signature of a majority of the board of directors of your company. Please refer to Instruction 1 to Signatures of Form 1-A.

RESPONSE: The Company has clarified the disclosure relative to officers and directors. Please see pages 31-32 of the amended Offering Statement. The signature page confirms that it includes a majority of the directors. Please see the signature page of the amended Offering Statement.

Part III, Exhibit Index, page 35

6.	Please file the company’s charter and bylaws as exhibits to this offering circular. Please refer to Section 2 of Item 17 of Form 1-A.

RESPONSE: The charter and bylaws have been filed as exhibits.

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714

Exhibit 12, Legal Opinion

7.	Please have counsel revise to opine on the legality of the shares being registered for resale by the selling shareholder. Counsel’s opinion currently only addresses the offering of shares by the company. Please refer to Section II.B.2.h of Staff Legal Bulletin No. 19 for guidance.

RESPONSE: The legal opinion has been revised as requested.

Thank you for your time and for your assistance with this matter. Please do not hesitate to contact us at the above number.

Best Regards,

/s/ M. Richard Cutler
M. Richard Cutler

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714